Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MojiLala, Inc.
10548 Rampart Ave.
Cupertino, CA 95014
https://leoapp.com/

Up to $1,070,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: MojiLala, Inc.
Address: 10548 Rampart Ave., Cupertino, CA 95014
State of Incorporation: DE
Date Incorporated: August 23, 2016

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $1,070,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $5,000,000.00 in a qualified equity financing.
Maturity Date: December 31, 2022
Valuation Cap: $15,000,000.00
Discount Rate: 10.0%
Annual Interest Rate: 1.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
Voting rights

Material Rights:

<u>COVID Relief</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

<u>**Company Perks***</u>

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive a 5% bonus on the interest rate of the convertible note.

Super Early Bird Bonus

Invest within the first week and receive a 4% bonus on the interest rate of the convertible note.

Early Bird Bonus

Invest within the first two weeks and receive a 3% bonus on the interest rate of the convertible note.

Bird Bonus

Invest within the first three weeks and receive a 2% bonus on the interest rate of the convertible note.

Amount-Based:

$500+

1 Lifetime unlimited subscription to Leo AR.

$1,000+

Receive a 1% bonus on the Convertible Note interest rate.

 $2,500+

Receive a 2% bonus on the Convertible Note interest rate.

$5,000+

Receive a 3% bonus on the Convertible Note interest rate.

$10,000+

Receive a 4% bonus on the Convertible Note interest rate and zoom call with the Founder.

 $25,000+

Receive a 5% bonus on the Convertible Note interest rate and dinner with the Founder.

*All perks occur when the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

The Company will offer 10% additional bonus interest rate for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 1.1% instead of 1%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Leo AR is an augmented reality app, created by MojiLala, Inc., and is one of the leading consumer-facing AR apps today, featured in Apple as "App of the Day" 5 times in the USA and over 200+ countries globally. Leo AR allows everyone to be an artist, changing the way people see and interact with the world around them. As an augmented reality communications platform, Leo allows everyone to see the world as their canvas, with the ability to showcase everyone's wildest dreams in this realm.

As an AR communications platform, users can supercharge their video content by adding 3D objects, scenes, music, filters and several other features that allow your creative ideas to thrive in every mobile camera.

Our app is free for users, allowing them to choose from a variety of free objects. Users choose from thousands of realistic options, place them in their surrounding, and interact with the new world they create. The app is free, however in order to get full access to all of our realistic 3D objects, users pay a subscription fee.

We are also able to monetize our branded content, charging brands to get their own category featured/sponsored within our app. This pricing model is CPI-based.

Competitors and Industry

Competitors are as big as Snapchat and as small as other startups working in consumer AR including AR Magic and Monster Park. Other startups in this consumer space specialize in dinosaur AR or text AR, versus our app that has thousands of objects to choose from including dinosaurs, text, music, stickers, etc.

Current Stage and Roadmap

We're one of the leading consumer AR apps, and have a stable and robust app in Apple and Android Stores (as well as Samsung Store). We're currently a late seed-stage company. Our future roadmap incorporates the commercialization, scale, and growth of Leo AR including branded content and major corporate partnerships.

We plan to have a marketing budget to expand Leo AR users on platforms like Facebook/instagram, YouTube and Pinterest. We plan to target parents with young children, looking for new ways to engage and have more fun with their kids. Beyond targeting parents, influencers might be a great resource to grow Leo AR to the masses.

The Team

Officers and Directors

Name: Dana Loberg

Dana Loberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Founder
  Dates of Service: August 23, 2016 - Present
  Responsibilities: Day to day operations, product, fundraising, and business development. Currently Dana takes a salary compensation of $5,000 per month.

- **Position:** President & Secretary & Treasurer
  Dates of Service: January 01, 2020 - Present
  Responsibilities: President & Secretary & Treasurer

Name: Mesut Sahin Boydas

Mesut Sahin Boydas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: September 15, 2016 - Present
  Responsibilities: Managing the team, recruiting, day to day operations, etc.
  Mesut currently receives $5,000 per month in salary compensation.

Other business experience in the past three years:

- **Employer:** RemoteTeam.com
  Title: CEO
  Dates of Service: November 01, 2019 - Present
  Responsibilities: Manage all aspects of the company's business.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Convertible Notes purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the AR software industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Convertible Notes in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current products are variants on one type of service, providing a platform for Augment Reality Communication. Our revenues are therefore dependent upon the market for such product,

Minority Holder; Securities with No Voting Rights
The Convertible Note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our

company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's

owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

This is a new and unproven industry

Augmented Reality is a completely new technology that recently became capable in all of our smartphones. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers.

We could fail to achieve the growth rate we expect even with additional investments

We expect to generate a significant amount of growth from the investments we will make into marketing Leo AR following this offering and the private placement that we are conducting concurrently. However, it is possible that our distribution and marketing doesn't give us the growth numbers we need to make a successful following financing round. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing technology platform. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the Augmented Reality categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dana Elizabeth Loberg	3,000,000	Common Stock	50.0
Mesut Sahin Boydas	3,000,000	Common Stock	50.0

The Company's Securities

The Company has authorized Common Stock, Convertible Note 2020, 5M Safe Note, 8M Safe Note, 12M Safe Note, Kiss Note, and 12M Safe Note .

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,000,000 outstanding.

Voting Rights

Voting rights

Material Rights

There are no material rights associated with Common Stock.

Convertible Note 2020

The security will convert into common stock and the terms of the Convertible Note 2020 are outlined below:

Amount outstanding: $0.00
Maturity Date: December 31, 2022
Interest Rate: 1.0%
Discount Rate: 10.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: $5,000,000 Financing Round

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its Common Stock resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 10% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding Common Stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into units of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the

Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of 15,000,000 divided by the aggregate number of outstanding common stocks of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5M Safe Note

The security will convert into Shares and the terms of the 5M Safe Note are outlined below:

Amount outstanding: $575,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: no converstion trigger until a priced round

Material Rights

There are no material rights associated with 5M Safe Note.

8M Safe Note

The security will convert into Shares and the terms of the 8M Safe Note are outlined below:

Amount outstanding: $890,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: conversion occurs in a priced round

Material Rights

There are no material rights associated with 8M Safe Note.

12M Safe Note

The security will convert into Shares and the terms of the 12M Safe Note are outlined below:

Amount outstanding: $865,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: conversion occurs during a priced round

Material Rights

There are no material rights associated with 12M Safe Note.

Kiss Note

The security will convert into Shares and the terms of the Kiss Note are outlined below:

Amount outstanding: $112,500.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $2,500,000.00
Conversion Trigger: conversion occurs in a priced round

Material Rights

The KISS Note was issued as part of the 500 Startups Accelerator program.

12M Safe Note

The security will convert into Shares and the terms of the 12M Safe Note are outlined below:

Amount outstanding: $117,000.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: conversion occurs in a priced round.

Material Rights

There are no material rights associated with 12M Safe Note .

What it means to be a minority holder

As a convertible note holder of MojiLaLa Inc., you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** KISS (Keep It Simple Security)
  Final amount sold: $112,500.00
  Use of proceeds: Founding the company, hiring engineers
  Date: September 01, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $575,000.00
  Use of proceeds: Building product, hiring
  Date: November 04, 2016
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $865,000.00
  Use of proceeds: Product, hiring engineers, etc
  Date: August 02, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE

Final amount sold: $890,000.00
Use of proceeds: Product, hiring engineers,
Date: March 14, 2018
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $117,000.00
  Use of proceeds: It was used for operations of Leo AR. This money was part of the accelerator Dana joined with Quake VC.
  Date: July 15, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues:

The Company revenues are made up of ad revenues at $13,570, app stores revenues from monthly and weekly subscriptions to the Leo AR App at $39,257 and sales from renting servers to SV Teknooji at $13,000.

The aggregate revenues went up 307% from $16,191 2018 to $65,828 in 2019. The increase in revenues from 2018 to 2019 was mainly due to the company applying subscription fees and starting to monetize Leo AR as it was 100% free in 2018. The company also got better on customer acquisition and was able to do better ads.

Cost of Sales:

The Company offers an app subscription service and there is no cost of sales and no gross margin therefore.

Expenses:

The Company's expenses consist of, among other things, advertising and marketing, outsourcing, software services, payroll, subcontractors and travel...etc

Total operating expenses also went from $851,828 in 2018 to $540,230 in 2019, a 43% decrease caused by a decrease in advertising and marketing and payroll expenses in 2019.

As of December 31, 2019, total operating expenses consist of 4% in advertising and marketing at $23,956 and 96% general and administrative (G&A) expenses at $516,274. Outsourcing made up 59% of G&A, a substantial portion at $320,092 because the company's entire team working on Leo AR app and platform is a distributed fully remote team with members overseas. Other G&A expenses included payroll expenses at 13% with $71,764, subcontractor expenses at 6% with $34,523, software services at 5% with $29,226, travel at 4% with 20,456 and offices expenses at 2% with $11,782.

The company is a start up and still developing and building its app and the platform. The company was able to increase its sales in 2019 and decrease its total expenses significantly by reducing its advertising expenses that went down 86% in 2019 and its payroll expenses that went down 34% in 2019 as founders stop paying themselves to extend the company's runway. The lower total expenses in 2019 caused the company to reduce its losses 43% from $835,125 in 2018 to $474,402 in 2019.

Historical results and cash flows:

The Company had an accumulated deficit of $2,964,783 and cash in the amount of $1,202 as of December 31, 2019. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities:

As of December 31, 2019, cash used in operating activities went down to $486,926 as of December 31, 2019 from $837,707 as of December 31, 2018. The decrease in cash used in operating activities was mainly due to a decrease in the company total operating expenses.

Financing Activities:

As of December 31, 2019, cash provided by financing activities was up from $258,227 in 2018 to $481,066 in 2019. The increase in cash provided by operating activities in 2019 was mainly due to the company issuing additional SAFEs notes in 2019 in the amount of $445,000.

The Company's management being positive about the Company's prospects. Management is also putting in place strategies to continue to reduce its expenses and increase its sales like planning on hiring a growth/product person and advertise on Facebook and YouTube, finding the right CAC/LTV to grow. The company also intends to do Live AR for users to share experiences and invite others to collaborate as an organic way to grow.

Management believes that the company being one of the pioneers in its field, it has gained a lot of experience in the consumer/AR market. The founders and second time founders are backed by top investors in tech, which is a competitive advantage the company will leverage on.

In light of all the strategies the company is putting in place and it's competitive advantage, the company is confident it will gain market shares, increase its sales, continue to lower its losses and start generating profit in future years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

As of today October 24 2020, the Company has an aggregate amount of $14,000 cash in the bank.

The company currently has a credit card from Chase Bank with a credit limit of $40,000 and an outstanding balance of $1,273 as of today, October 24, 2020.

On May 7, 2020 the company entered the Paycheck Protection Program ('PPP') loan agreement with Bank of America in the amount of $ 13,718 which bears an interest rate of 1% fixed per annum. The entire loan is subject to forgiveness.

From November 3, 2016 through December 24, 2019, the Company received advances/loans from its co-founder Sahin Boydas, there are no interest rate and no maturity date. in the aggregate amount of $319,633. The loan carries no interest rate and no maturity date has been set. The company made several repayments throughout the years and the outstanding balance of the note as of today, October 24, 2020 is $40,000

From February 7, 2017 through November 5, 2019, the Company received advances/loans from its co-founder and CEO, Dana Loberg in the aggregate amount of $67,300. The loan carries no interest rate and no maturity date has been set. The company made several repayments throughout the years and the outstanding balance of the loan as of today, October 24, 2020 is $20,000.

SAFEs Notes

From November 14, 2016 through April 1, 2019, the Company entered into 24 Simple Agreements for Future Equity ("SAFE") for an aggregate purchase amount of $2,330,000.

The agreements, which provide the right of the investors to future equity in the Company, are subject valuation caps ranging from $5,000,000 to $12,000,000.

If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of Class B Common Stock equal to the Purchase Amount divided by the Liquidity Price (valuation cap dividend by the number of dilutive shares outstanding) if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event.

In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment.

On December 6, 2016, the Company entered into one KISS-A with a certain investor for a purchase amount of $112,500.

Upon the closing of the Next Equity Financing, this KISS-A will be automatically converted into a number of Conversion Shares equal to the Target Conversion Shares. At least fifteen (15) business days prior to the closing of the Next Equity Financing, the Company shall notify the Investor in writing of the terms under which the Preferred Stock of the Company will be sold in such financing. The issuance of Conversion Shares pursuant to the conversion of this KISS-A shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Next Equity Financing (or theShadow Series, as applicable).

The outstanding balance of SAFEs and KISS-A as of December 31, 2019 and December 31, 2018 is $2,442,500 and $1,997,500, respectively. None of the SAFEs and KISS-A have converted to Equity.

On July 15, 2020, the Company entered into a Simple Agreement for Future Equity ("SAFE") with a certain investor for an amount of $117,000. The agreements, which provide the right of the investors to future equity in the Company, is subject to a valuation cap ranging of $12,000,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are not crucial to our company. We have other strategic investors investing in Leo AR.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

This crowdfunding campaign was a very small percentage of the amount we've already raised and will raise in the near future.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We currently have 6 months to operate. We're currently fundraising and will likely have enough runway for 18 months leading up to Series A.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate for 2 years with our maximum funding goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will raise more capital in future capital raises via investors.

Indebtedness

- **Creditor:** Dana Loberg
  Amount Owed: $67,300.00
  Interest Rate: 0.0%

- **Creditor:** Sahin Boydas
  Amount Owed: $319,633.00
  Interest Rate: 0.0%

- **Creditor:** Bank of America
  Amount Owed: $13,718.00
  Interest Rate: 1.0%
  On May 7, 2020 the company entered the Paycheck Protection Program ('PPP') loan agreement with Bank of America in the amount of $ 13,718 which bears an interest rate of 1% fixed per annum. The entire loan is subject to forgiveness.

Related Party Transactions

- **Name of Entity:** Dana Loberg
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: From February 7, 2017 through November 5, 2019, the Company received advances/loans from its co-founder and CEO, Dana Loberg in the aggregate amount of $67,300.
  Material Terms: The loan carries no interest rate and no maturity date has been set. The company made several repayments throughout the years and the outstanding balance of the loan as of today, October 24, 2020 is $20,000.

- **Name of Entity:** Sahin Boydas
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: From November 3, 2016 through December 24, 2019, the Company received advances/loans from its co-founder Sahin Boydas, there are no interest rate and no maturity date. in the aggregate amount of $319,633.
  Material Terms: The loan carries no interest rate and no maturity date has been set. The company made several repayments throughout the years and the outstanding balance of the note as today, October 24, 2020 is $40,000

Valuation

Valuation Cap: $15,000,000.00

Valuation Cap Details: Our valuation cap is based on our traction, commercial deals, and management's perceived market value. We currently have commercial deals from Telecom companies, brands as big as Super RTL, and a professional soccer league. Since our last convertible note raise, we've doubled our revenue, built out partnerships with big telecom companies and brands, and has seen an increase in Leo AR's overall user growth.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  The funds will be used to market Leo AR, as well as paying off StartEngine (which is 1 form of marketing).

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  39.0%
  Expanding the team: both iOS and Android developers.

- *Marketing*
  57.5%
  Marketing: running PR campaigns, content marketing on Facebook, Instagram and YouTube to reach target users.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://leoapp.com/ (leoarapp.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/leo-ar

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MojiLala, Inc.

[See attached]

MOJILALA INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
MojiLaLa Inc.
San Jose, California

We have reviewed the accompanying financial statements of MojiLaLa Inc., (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 22, 2020
Los Angeles, California

MOJILALA INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	1,202	$	7,062
Prepaids and other current assets		41,501		-
Total current assets		**42,703**		**7,062**
Total assets	$	**42,703**	$	**7,062**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	19,169	$	8,059
Loan from owners		72,181		36,115
Other current liabilities		473,636		455,769
Total current liabilities		**564,986**		**499,943**
SAFEs Note		2,442,500		1,997,500
Total liabilities		**3,007,486**		**2,497,443**
STOCKHOLDERS' EQUITY				
Common Stock		60		60
Retained earnings/(Accumulated Deficit)		(2,964,843)		(2,490,441)
Total stockholders' equity		**(2,964,783)**		**(2,490,381)**
Total liabilities and stockholders' equity	$	**42,703**	$	**7,062**

See accompanying notes to financial statements.

MOJILALA INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2019**	**2018**
(USD $ in Dollars)		
Net revenue	$ 65,828	$ 16,191
Operating expenses		
General and administrative	516,274	681,094
Research and development	-	-
Sales and marketing	23,956	170,733
Total operating expenses	540,230	851,828
Operating income/(loss)	(474,402)	(835,636)
Interest expense	-	-
Other Loss/(Income)	-	(512)
Income/(Loss) before provision for income taxes	(474,402)	(835,125)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (474,402)**	**$ (835,125)**

See accompanying notes to financial statements.

MOJILALA INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Accumulated Deficit	Total Shareholders' Equity
Balance—December 31, 2017	**6,000,000**	$ 60	**$ (1,655,316)**	**$ (1,655,256)**
Net income/(loss)	-	-	(835,125)	(835,125)
Balance—December 31, 2018	**6,000,000**	**$ 60**	**$ (2,490,441)**	**(2,490,381)**
Net income/(loss)	-	-	(474,402)	**(474,402)**
Balance—December 31, 2019	**6,000,000**	**$ 60**	**$ (2,964,843)**	**$ (2,964,783)**

See accompanying notes to financial statements.

MojiLala Inc.
Statements of Cash Flows
 (Unaudited)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(474,402)	$	(835,125)
Changes in operating assets and liabilities:				
Prepaids and other current assets		(41,501)		-
Credit Cards		11,110		(11,653)
Other current liabilities		17,867		9,076
Net cash provided/(used) by operating activities		**(486,926)**		**(837,701)**
CASH FLOW FROM FINANCING ACTIVITIES				
Loan from owners		36,066		38,227
SAFEs Note		445,000		220,000
Net cash provided/(used) by financing activities		**481,066**		**258,227**
Change in cash		(5,860)		(579,475)
Cash—beginning of year		7,062		586,537
Cash—end of year	$	**1,202**	$	**7,062**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

MojiLaLa Inc. was previously formed as MojiLaLa LLC on August 23, 2016 in the State of Delaware. The Company converted to a C Corporation MojiLaLa Inc on August 23, 2016 in the state of Delaware. The financial statements of MojiLaLa Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in the San Jose, California.

MojiLaLa Inc., created Leo AR, an augmented reality app and is one of the leading consumer-facing AR apps today, featured in Apple as "App of the Day" 5 times in the USA and over 200+ countries globally. Leo AR allows everyone to be an artist, changing the way people see and interact with the world around them. As an augmented reality communications platform, Leo allows everyone to see the world as their canvas, with the ability to showcase everyone's wildest dreams in this realm. As an AR communications platform, users can supercharge their video content by adding 3D objects, scenes, music, filters and several other features that allow your creative ideas to thrive in every mobile camera.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

MojiLaLa Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues from the monthly and weekly subscriptions to its freemium app when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 22, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other assets consist of the following items:

As of Year Ended December 31,	2019	2018
Prepaid Expenses and Other Current Assets consist of:		
Loan Payable:KC	$ 41,501	$ -
Total Prepaids Expenses and Other Current Assets	$ 41,501	$ -

As of Year Ended December 31,	2019	2018
Other Current Liabilities consist of:		
Accrued Salary	440,604	440,604
Payroll - Employer Benefit Liabilities	33,032	15,165
Total Other Current Liabilities	$ 473,636	$ 455,769

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized the issuance of 10,000,000 shares of our common stock with $0.00001 par value. As of December 31, 2019, the company has issued 6,000,000 shares of common stock for a value of $60.

As of December 31, 2019, and December 31, 2018, the outstanding balances of common shares were 6,000,000 and 6,000,000 respectively.

5. DEBT

Loan from Sahin

From November 3, 2016 through December 24, 2019, the Company received advances/loans from its co-founder Sahin Boydas, there are no interest rate and no maturity date. in the aggregate amount of $319,633. The loan carries no interest rate and no maturity date has been set. The company made several repayments throughout the years and the outstanding balance of the note as of December 31, 2019 and 2018 is in the amount of $65,250 and $10,820 respectively. The loan is classified as current. Imputed interest was deemed immaterial.

Loan from Dana

From February 7, 2017 through November 5, 2019, the Company received advances/loans from its co-founder and CEO, Dana Loberg in the aggregate amount of $67,300. The loan carries no interest rate and no maturity date has been set. The company made several repayments throughout the years and the outstanding balance of the loan as of December

31, 2019 and 2018 is in the amount of $6,931 and $25,294 respectively. The loan has been classified as current. Imputed interest was deemed immaterial.

SAFEs Notes

From November 14, 2016 through April 1, 2019, the Company entered into 24 Simple Agreements for Future Equity ("SAFE") for an aggregate amount purchase amount of $2,330,000.

The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation cap ranging from $5,000,000 to $12,000,000.

If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of Class B Common Stock equal to the Purchase Amount divided by the Liquidity Price (valuation cap dividend by the number of dilutive shares outstanding) if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event.

In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment.

On December 6, 2016, the Company entered into one KISS-A with a certain investor for a purchase amount of $112,5000. Upon the closing of the Next Equity Financing, this KISS-A will be automatically converted into a number of Conversion Shares equal to the Target Conversion Shares. At least fifteen (15) business days prior to the closing of the Next Equity Financing, the Company shall notify the Investor in writing of the terms under which the Preferred Stock of the Company will be sold in such financing. The issuance of Conversion Shares pursuant to the conversion of this KISS-A shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Next Equity Financing (or the Shadow Series, as applicable).

The outstanding balance of SAFEs and KISS-A as of December 31, 2019 and December 31, 2018 is $2,442,500 and $1,997,500, respectively. None of the SAFEs and KISS-A have converted to Equity.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,		2019		2018
Net Operating Loss	$	(140,050)	$	(245,929)
Valuation Allowance		140,050		245,929
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,		2019		2018
Net Operating Loss	$	(740,328)	$	(600,278)
Valuation Allowance		740,328		600,278
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $2,480,992. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31,2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

7.   RELATED PARTY

Loan from Sahin

From November 3, 2016 through December 24, 2019, the Company received advances/loans from its co- founder Sahin Boydas, there are no interest rate and no maturity date. in the aggregate amount of $319,633. The loan carries no interest rate and no maturity date has been set. The company made several repayments throughout the years and the outstanding balance of the note as of December 31, 2019 and 2018 is in the amount of $65,250 and $10,820 respectively. The loan is classified as current. Imputed interest was deemed immaterial.

Loan from Dana

From February 7, 2017 through November 5, 2019, the Company received advances/loans from its co-founder and CEO, Dana Loberg in the aggregate amount of $67,300. The loan carries no interest rate and no maturity date has been set. The company made several repayments throughout the years and the outstanding balance of the loan as of December 31, 2019 and 2018 is in the amount of $6,931 and $25,294 respectively. The loan has been classified as current. Imputed interest was deemed immaterial.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 22, 2020, the date the financial statements were available to be issued.

The company is currently running a Reg CF campaign on StartEngine Capital, LLC.

On May 7, 2020 the company entered the Paycheck Protection Program ('PPP') loan agreement with Bank of America in the amount of $ 13,718 which bears an interest rate of 1% fixed per annum. The entire loan is subject to forgiveness.

On July 15, 2020, the Company entered into a Simple Agreement for Future Equity ("SAFE") with a certain investor for an amount of $117,000. The agreements, which provide the right of the investors to future equity in the Company, is subject to a valuation cap of $12,000,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $474,402, an operating cash flow loss of $486,926 and an accumulated deficit of $2,964,843 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Leo AR by MojiLala
AR Technology for all





Redefine What's Possible

🌐 Website   📍 Cupertino, CA   TECHNOLOGY

Leo AR by MojiLala is a consumer-facing AR app that allows users to bring life to the environment around them. With a freemium business model, users can dance with astronauts and party with sharks.

$58,818 raised ⓘ

102	$15M
Investors	Valuation Cap

1.0%	$250.00
Annual Interest Rate	Min. Investment

10.0%	Conv. Note
Discount Rate	Offering Type

12/31/22	🕐 1
Maturity Date	Days Left

INVEST NOW

 This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates⁸   Comments    Follow

---

Reasons to Invest

- No. 1 Consumer-Facing AR App, featured five times as "App of the Day" on App Store and made the exclusive AR app featured in the Samsung Galaxy Store

- Leo AR has raised from top Silicon Valley investors and Accelerators including: Giphy (now owned by Facebook) invested in us alongside Dennis Phelps (board of Snap and partner at IVP), Great Oaks Ventures (investor in StubHub, AllBirds, OkCupid), Betaworks (investor in Giphy and Tumblr), 500 Startups and more

- Founder sold the first app to Gfycat and has key relationships with major Silicon Valley players — including Facebook, Snap, Unity, Google, Apple, Microsoft, and more

Bonus Rewards

Get rewarded for investing more into Leo AR by MojiLala

$250+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program please see the Offering Summary section below.



OVERVIEW

Bringing the world around you to life

Leo AR is bringing AR creations like aliens and unicorns to your real environment. They are targeting a tech native demographic that is already accustomed to mobile device videos. With partnerships in place with Samsung and major Telecom Companies, Leo has become one of the leading consumer-facing AR Apps.



5x "App Of The Day"	**8M** Videos Created
70%	**10%**

$500+
Investment
$500+
1 Lifetime unlimited subscription t
AR.

$1,000+
Investment
$1,000+
Receive a 1% bonus on the Conver
Note interest rate.

$2,500+
Investment
$2,500+
Receive a 2% bonus on the Conver
Note interest rate.

$5,000+
Investment
$5,000+
Receive a 3% bonus on the Conver
Note interest rate.

$10,000+
Investment
$10,000+
Receive a 4% bonus on the Conver
Note interest rate and zoom call w
Founder.

$25,000+
Investment
$25,000+
Receive a 5% bonus on the Conver
Note interest rate and dinner with

Spend 1-30 Mins

MoM Revenue Growth

Founder.

THE PROBLEM

The power to build new worlds has always been tied to the ability to learn expensive, complicated programming

The drive for humans to find new ways to express themselves is always in motion. Creating intricate and beautiful worlds alongside our reality used to be the realm of the tech-savvy and the photoshop proficient.

Casual users have rarely had the opportunity to transform the world in front of them using only their phones.

But the way we communicate is changing, and the power to create and build in the digital realm is being democratized before our eyes.



> **Casual users have rarely had the opportunity to transform the world in front of them using only their phones.**

THE SOLUTION

With Leo, everyone has the tools to express their creativity

We set out to create an app that would allow a 2-year-old to create AR videos in seconds.

Now, with no expertise, you can invite aliens to take a seat next to you on your

Now, with no expertise, you can invite aliens to take a seat next to you on your living room couch, watch as unicorns dance around your kitchen, or brush your teeth as baby dragons circle your bathroom.

As an augmented reality communications platform, Leo allows everyone to see the world as their canvas, with the ability to showcase everyone's wildest dreams in this realm.



THE MARKET

A new generation of mobile natives are coming of age

The AR market is expected to grow significantly in the near term, rising from $10.7B in 2019 to a projected $72.7B by 2024, a CAGR of over 45%.
Our target users were raised as iPad and mobile phone natives, and bring along elevated confidence and level of digital savviness that allows them to easily pick up our app.

The youngest generation is already growing up with Leo AR, and are accustomed to wild animals visiting them in their bedrooms or taking a quick trip to outer space.



AR Market

$72.7B



By 2024
$10B
Apple
$10B
Google
AR Budget
By Platform
$40B
Facebook
$12B
Microsoft
*The Figure For Each Platform Is Based On Internal Research.

OUR TRACTION

Samsung's Galaxy Store's exclusive consumer AR app

We are one of the leading AR apps in the world, and, thanks to a partnership with Samsung, are the only consumer AR App featured in the Galaxy Store in the "Made for Samsung" program.

On the Apple App Store, we have been chosen as "App of the Day" five separate times in the US (as well as 200+ countries worldwide). Apple has also chosen Leo AR to be showcased in all their Apple retail stores globally, totaling over 250k locations.

PAKO Forever
There is no escape!
GET
APP OF THE DAY
Add a Little AR to Your Videos
Leo brings the otherworldly to your world. Tap to read.
Screaming Streaming
5x
Apple App Store
"App Of The Day"
Made For Samsung
Galaxy App Store



Feature

We've built relationships with key companies in the Telecom industry (including Deutsche Telekom Europe) to deliver AR experiences for their 5G user base, including groundbreaking branded content.

Without spending a dollar on marketing, we have already notched over $100K in sustainable revenue to date, as well as a 10% MoM growth rate.

$100K+

Sustainable Revenue



10%

MoM Growth Rate

Featured In

VentureBeat

The Boston Globe   **Entrepreneur**

HUFFPOST

VR/focus   **Tᴄ TechCrunch**

WHAT OUR INVESTORS SAY ABOUT US

Richard Rabbat

Director Of Product Platform At Twitter, Former CEO Of Gfycat, Product Head Zynga And Google.

"Dana Loberg Is One Of The Strongest Founders I Have Met: She Has Grit, Perseverance, And A Strong Market Sense. She Is Passionately Bringing More Creativity And Imagination To The World Through Innovative Products Like Leo AR. I Couldn't Be More Proud To Be An Investor And I'm Super Excited To Be A Part Of Dana Loberg's Journey."

*Disclaimer: Our previous investors invested under different terms than this Reg CF campaign.

WHAT WE DO

Point, choose, create

Our app empowers users to be the architect of the world around them.

Open up our app, start a video, and users can choose from our library of thousands of different ways to create a new augmented reality right before their eyes.



Open The App



Choose Your Object



Record Your Video



One minute users are dancing with their new astronaut friend, and with a few simple intuitive taps, they can be swimming with sharks.









Create
Your
New
Reality

THE BUSINESS MODEL

Freemium app model

Our app is free for users, allowing them to choose from a variety of free objects. In order to get access to all of our objects, users pay a subscription fee.

We are also able to monetize our branded content, charging brands to get their own category featured/sponsored within our app. This pricing model is CPI-based.



$0
Free Option

$2.99
Weekly Option

$5.99
Monthly Option

$29.99
Annual Option

HOW WE ARE DIFFERENT

Keeping it simple, engaging, and fun

We believe most of our competitors are B2B and made the mistake of overcomplicating the tech. We are fun, exciting, and intuitive.





Open The App



Choose Your Object



Record Your Video



Our App Is So Simple Even A Two Year Old Can Use It!

THE VISION

A true social media platform with word-class AR functionality

We want our app to become the next big social platform, with users sharing inventive videos borne out of creativity with friends and family around the world.

We believe that AR is going to change the way we think about the world around us, and completely open up a new channel of inspiration and expression. We are

us, and completely open up a new channel of inspiration and expression. We are striving to be the ones to help users everywhere gain access to this tech.



OUR LEADERSHIP

As serial entrepreneurs, we are tapped into the ecosystem

We sold our first company to Gfycat, and have all of the key relationships we need with the major players like Facebook, Snap, Unity, Google, Apple, Microsoft, and more.

Key investors and advisors include Dennis Phelps (board of Snap and partner at IVP), Great Oaks Ventures, and betaworks (investor in Giphy and Tumblr).

Executive Team
Leo is led by Silicon Valley serial entrepreneurs and experts in augmented reality.
Dana Loberg
Sahin Boydas





Co-Founder - CEO

Co-Founder - CTO

WHY INVEST

Be a part of the shift to consumer AR

We are going to be the app that comes along at just the right time as more users around the world continue to gravitate towards finding new ways to communicate and express themselves through a camera lens.

With the coming rollout of 5G, we believe the possibilities are only going to become more widespread and imaginative.



Redefine What's Possible

In the Press

TechCrunch

SHOW MORE

Meet Our Team





Dana Loberg

CEO, Founder

Dana is a Yale alumni, 2nd time founder in consumer mobile, and Silicon Valley based. She's completed accelerators: Stanford Start X, Quake Accelerator, betaworks and 500 Startups.

More info: https://www.danaloberg.com/



Sahin Boydas

CTO

Serial entrepreneur. Also backed by Stanford Start X, Quake Accelerator, betworks, and 500 Startups.

Sahin currently also works as CEO at RemoteTeam.com but dedicates approximately 40 hours per week to the Company as his primary job.



Offering Summary

Company :	MojiLala, Inc.
Corporate Address :	10548 Rampart Ave., Cupertino, CA 95014
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Convertible Promissory Notes
Type of Equity Converted Into :	Common Stock
Conversion Trigger :	$5,000,000.00
Maturity Date :	December 31, 2022
Valuation Cap :	$15,000,000.00
Discount Rate :	10.0%
Annual Interest Rate :	1.0%

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in MojiLala, Inc.. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $15,000,000.00 Valuation Cap or if less, then you will receive a 10.0% discount on the price the new investors are paying. You also receive 1.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

<u>COVID Relief</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive a 5% bonus on the interest rate of the convertible note.

Super Early Bird Bonus

Invest within the first week and receive a 4% bonus on the interest rate of the convertible note.

Early Bird Bonus

Invest within the first two weeks and receive a 3% bonus on the interest rate of the convertible note.

Bird Bonus

Invest within the first three weeks and receive a 2% bonus on the interest rate of the convertible note.

Amount-Based:

$500+

1 Lifetime unlimited subscription to Leo AR.

$1,000+

Receive a 1% bonus on the Convertible Note interest rate.

$2,500+

Receive a 2% bonus on the Convertible Note interest rate.

$5,000+

Receive a 3% bonus on the Convertible Note interest rate.

$10,000+

Receive a 4% bonus on the Convertible Note interest rate and zoom call with the Founder.

$25,000+

Receive a 5% bonus on the Convertible Note interest rate and dinner with the Founder.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

The Company will offer 10% additional bonus interest rate for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 1.1% instead of 1%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Covid-19 + Leo AR: Augmented Reality and creativity scale during uncertain times

7 days ago

Hi Leo AR Fans,

As founder of the company, we will be doing a short presentation on the impact Covid-19 has had on Leo AR and Augmented Reality, in general. Feel free to participate via this post: https://www.linkedin.com/feed/update/urn:li:activity:6726520445866274816/

If you haven't added me on LinkedIN, you'll get lots of updates regarding the Leo AR platform and all the cool and creative user generated content that continues to be generated from our app.

Also, Leo was recently featured in several countries under various categories in the Apple App Store, one being under the "Spooky Filters" category. If you haven't opened up Leo AR recently, we've featured several Halloween categories to prepare for the upcoming holiday season.

Spooky Filters
× Close
8
MRR
MRR
MRRMRR - Faceapp Face Filters
Live FaceMasks & Video Selfies
Free
9
Snapchat
Share the moment
Free
10
AR
Augmented Reality Effects
#1 Augmented Reality Camera
Free
11
Holo
Holograms in Augmented Reality
Free

12	PicCollage Grid & Photo Editor Fun & Easy Videos, GIFs & Text **Free**
13	Canva: Card/Poster/Logo Maker Video, Collage & Photo Editor **Free**
14	Banuba: Funny Face Swap Filter

If you haven't shared Leo AR with your friends or colleagues, there's still time to invest on Start Engine here: https://www.startengine.com/leo-ar

We look forward to all the growth for Leo AR in the coming year :)

Cheers,

Leo AR Team

Leo AR Presentation in Europe for 5G

19 days ago

Hello Leo AR fans,

We recently went LIVE on a remote demo day for Deutsch Telecom Europe (last week). We presented all the big projects we've been working on with T-Mobile Europe in relation to Leo AR and 5G. If you're interested to learn more about what we worked on or would like to see the demonstrations, they're available here: https://www.youtube.com/watch?v=FrPaqdLfWm4&feature=youtu.be



(Our pitch starts at 1:53:50 in case you'd like to skip some of the other startups)

Out of 700 applications, we were selected as the top 7 AR startup in the world and got the opportunity to work with the top talent within Deutsch Telecom over the last 6 months on 5G integrations and new experiences to showcase Leo AR to users globally. We were even able to work closely with a professional soccer team in Germany and find new ways to bring soccer fans closer to their sports teams during Covid when fans are unable to participate in the stadiums.

If you didn't get the chance to watch the Apple Conference yesterday, 5G is going radically change and improve the video/camera space and elevate the capabilities of AR dramatically. Leo AR is very excited to be on the cutting edge of new technology, and already working alongside some of the largest corporations to bring more innovative solutions when people need it most.

Cheers,

Leo AR Team

Recent News from Europe: Leo AR, 5G +AR

about 1 month ago

Hi Leo AR fans,

5G is an important technology that will accelerate AR and mobile going forward. That's why we're so excited to be working with Deutsch Telecom and their Hubraum Accelerator to bring Leo AR to more people as they continue to push forward and roll out 5G in Germany.

You can read more about our perspective on AR and 5G, as well as consumer behavior when it comes to mobile and video creation.

https://www.hubraum.com/5g-frontiers-leo-ar-on-3d-worlds-and-millennial-video-habits/

We can't wait for Leo AR to capitalize on the all the improvements that come with 5G including lower latency, rendering and overall faster internet. Not to mention an easier way to collaborate and share experiences in augmented reality. We could not have asked for a better partner in showcasing the latest mobile technology to users globally.

Best,

Leo AR Team

Press for Leo AR + Big Commercial Deals

about 1 month ago

Dear Leo AR Fans,

There's been a lot of activity with Leo AR and big brands. It seems like Covid-19 is relentless in lifting the in-person gatherings and crowds of people to participate like we once did in the past. For this reason, brands and commercial companies are looking for new ways to engage with their consumers while they're at home and isolating from the pandemic. This makes Leo AR an enticing new and innovative way to bring the outside world into your home, instantly and easily.

We're very close to launching with a professional sports soccer league in Europe which will be quite exciting for sports fans of all ages to engage with their favorite sports team. We're very excited to connect people at home with their favorite mascot and allow them to interact through Leo AR with their favorite sports team.

Recently I wrote an article about the acceleration of home tech and the impact AR has in our lives: https://www.databirdjournal.com/posts/how-covid-19-accelerated-the-home-tech-revolution

I'm excited to share more about all these commercial deals with Leo AR and share more about how this can scale in the near future.

Have a great week!

Best,

Leo AR Team

Leo AR Roundup

about 2 months ago

Hi Leo AR Fans,

We're very excited for all the upcoming events happening for Leo AR including some major commercial deals to help expand Leo AR to more users globally.

One of the first ones we'll be doing will be for a professional sports league in Europe (futbol!!!). We plan on having some news about that coming out shortly so stay tuned! This can also be scaled to several different sports leagues and sporting events as Covid has drastically restricted people from attending their favorite sports games in person.

We also are nearing our final project with 5G rollout in Europe and plan to go into a more strategic partnership moving forward with 5G and Telecom companies. Leo AR is the perfect mobile app to 'wow' consumers and show them the power of 5G on their mobile devices.

Our social media channels continue to grow steadily and we're excited about the next phase of Leo AR growth as now more than ever people need more creativity and uplifting content to redefine the world they live in. If you haven't already, feel free to download, share it with friends (especially those with children!). Families can't seem to get enough of seeing their favorite objects and magical worlds right before their eyes. Here's a link to our StartEngine page - https://www.startengine.com/leo-ar

Stay well everyone.

Best,

Leo AR Team

Leo AR Growth

2 months ago

Dear Leo AR Fans,

We're just starting to market Leo AR to potential new investors and are excited to share Leo AR to more people (especially since there's a lot of remote learning going on for families).

Our social media following continues to grow with over 203k followers on instagram and over 51k followers on Twitter.

As a company we're working on big commercial deals with 5G and Telecom in Europe. I can share more about this shortly.

We also have a major campaign with a professional soccer league in Germany that we will be launching with Leo AR. This will be a great way to allow soccer fans to experience AR at home in a time when soccer fans need it most (Covid impacted). More details to come on this project as well.

Excited to see new growth and commercial deals growing as Leo becomes the main video creator for AR videos :)

If you haven't share our Leo AR to other fans or potential investors, feel free to share this special offer to them: https://www.startengine.com/leo-ar

Stay safe everyone!

Best,

LeoAR Team

Shiny New Website for Leo AR!!

3 months ago

Hi Leo AR Fans,

We wanted to share some recent updates. Our campaign is growing!! We've reached close to $55,000 in just 2 weeks and we couldn't be more excited to bring more supporters behind Leo AR. We can't wait to scale Leo AR globally to bring more creativity, fun and uplifting video creation to all users: allowing the outside world into your home.

We've updated our official website at https://leoapp.com . I've included some screenshots below to share :)

If you have friends or followers who might be interested to invest in a Silicon Valley technology company, leading the consumer AR market, feel free to share, post and send out our StartEngine page here - https://www.startengine.com/leo-ar

Parents and children love our app and many of them would probably enjoy being a part of a journey that brings such joy into peoples' lives when we all need it most.

 Leo AR   Leo AR EDU   Blog   Artists   Business   About Us

Love **LeoAR?** Invest in Leo AR via **StartEngine** to have a stake in the business. **Click here** to read more.


Redefine the world around you






Leo AR Leo AR EDU Blog Artists Business About Us

Bring more *fun* to your life with Augmented Reality

Instantly swim with sharks, fly with unicorns or travel to space with Leo AR. Be a part of any world that you create in just a few seconds. As an augmented reality communications platform, Leo allows everyone to see the world as their canvas, with the ability to showcase everyone's wildest dreams in this realm. Life is short. Let's add some more fun and creativity to our lives.



Leo AR Leo AR EDU Blog Artists Business About Us

The easiest and fastest way to create AR videos

Our app empowers users to be the architect of the world around them. Open up our app, start a video, and users can choose from our library of thousands of different ways to create a new augmented reality right before their eyes.





Available on the iPhone App Store

Leo AR Leo AR EDU Blog Artists Business About Us

Find your place | Choose the object | Save your video | And share!









Entertain your friends by sharing this video.

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Get Inspired By Top Featured Videos Made in Leo AR App

There are millions of videos created with Leo AR App. See some of the best videos here and learn how you can supercharge your videos too!



leoarapp
#1 Augmented Reality Video App. Download for free


WARNING
WINGS OF FIRE
Who won?

Thanks!

Leo AR Team

LeoAR featured as one of the “New” companies on StartEngine’s home page on August 12 + growth in Instagram and Twitter for Leo AR

3 months ago

Hello Leo AR fans!

We're excited to have you on board!! We also can't wait to share Leo AR to more users, especially those who have children. Kids really love our app with instant dinosaurs, unicorns or wild animals.

In less than a week, we've hit our first milestone in getting featured on the main page of Start Engine under "New". You can check it out here. I've also included a screenshot :)


start engine
Start Investing
Get Funding
Blog
Dana L.
NEW
Learnt
Connect Instantly With Talented Tutors
Reg CF via StartEngine Capital, LLC
Learnt
Online AI-powered tutoring platf...
$46.2K Raised
41 Investors
77 Days Left
Redefine What's Possible
Reg CF via StartEngine Capital, LLC
Leo AR by MojiLala
AR Technology for all
$49.3K Raised
68 Investors
84 Days Left
Plant-Based PROTEINS & SUPERFOOD SUPPLEMENTS
RAYS YOUR VIBE
Reg CF via StartEngine Capital, LLC
Sunwarrior
High performance plant-based sup...
$131.5K Raised
276 Investors
77 Days Left
CLOSING SOON
The future is 3D-printed.
IX POWER

We've also been building out our social media presence on Twitter and Instagram. We've grown our Twitter audience to 21k followers and our Instagram to 295k followers as we share Leo AR to more users globally.

If you have friends or family members who might be interested in investing in a Silicon Valley technology company, Leo AR, feel free to send them this link to our campaign page - Leo AR.

Thanks everyone for participating and excited to share more updates going forward.

Best,

Leo AR Team

END OF UPDATES

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ROBERT HECKLER SE OWNER 20 INVESTMENTS INVESTED 2 months ago
Are there plans to port this over to Android and Google Store?

Dana Loberg - Leo AR by MojiLala 2 months ago
It's in Android... https://play.google.com/store/apps/details?id=com.leoapp.ar.camera&hl=en_US

James Funaro SE OWNER 8 INVESTMENTS 2 months ago
Silly question but how do I find your app in the Google play store? I try to search by "leo" or "leoapp" and I still can't find it on my cell. As a disclaimer, I'm not really experienced in app searches but thought it would be a little easier. But I am interested in showing my daughter. I think she would love the sharks!

Dana Loberg - Leo AR by MojiLala 2 months ago
You can Search "Leo AR" in Google play or click here-
https://play.google.com/store/apps/details?id=com.leoapp.ar.camera&hl=en_US

Justin Koo SE OWNER 20 INVESTMENTS 2 months ago
I am a potential investor here. As a football (not) fan, I'm very intrigued by your plan of the Bundesliga campaign. Would love to find more about it and even get a chance to experience it if it's something that I'm imagining.

Dana Loberg - Leo AR by MojiLala 2 months ago
Sure. You can send me an email at dana@leoapp.com and I can share more details....

Michael Jarmuz SE OWNER 4 INVESTMENTS 3 months ago
Big fan of the company, sector and the potential for growth here. However, the qualified financing event of 5,000,000 that is needed to convert to equity is much higher than the standard 1mm qualified financing that would trigger the conversion. Perhaps the average start engine investor doesn't know how this works but I suggest everyone new to "angel investing" learn about what you are buying and when your equity would convert. You are essentially saying this company is "worth at least 15million dollars and they can continue to raise less than 5 million to not trigger the conversion of this note until much farther down the road. If this was say 1,000,000 (as is standard practice) then when the company raises a formal round in a few months at maybe a 5,7 or 10 million dollar valution, your note would convert (with your 10% discount) and that would be fair. However, this is not the case. Just trying to be objective here. Big fan of the company but 5mm for an equity conversion is absurd.

Vijay Kumar Konduru SE OWNER 3 INVESTMENTS 3 months ago
Hi Dana,
1) It is widely known that the big tech majors are working on lightweight AR headsets which is expected to make AR go truly mainstream. How easy will it be to port the Leo AR app from a phone interface to a headset interface?
2) It is not far fetched to assume that Apple, Google, Microsoft and Amazon will have their own apps once AR is fully mainstream. It seems to me that the only way to get ahead of them is to have to millions of users already using Leo AR. What is your current user acquisition strategy?

Digital marketing? social media marketing? Based on the current trend, how many users do you expect to have in the next couple of years?

3) What is your preference for an exit? Are you building the company for the long term or a quick acquisition? Personally i don't think its worthwhile to invest in startups if the return is going to be 2x or 3x considering the risk involved. I'd rather get 100x or zero :-)

Thanks,
Vijay

Dana Loberg - **Leo AR by MojiLala** 3 months ago
1) We are building everything for glass when it does become available. So porting objects and other tech is easy to transfer when it's ready.
2) As one of the leading AR apps, we have already a lot of organic virality in the app store, plus building out more social and collaborative experience with Leo AR, so we aren't spending so much in marketing. But there are also plans, beyond the organic social features within Leo AR to grow- targeting parents on Facebook/Instagram and YouTube. Plus, working with branded content owners could also boost brand and fanbased as well as traditional PR to get in front of consumers.
3) I'm always building a company for it to be big. I have very long term plans for Leo AR. Of course, I stay open and flexible should something arise regarding an acquisition but I'm in this for the marathon and not the sprint.

Birun Balami `SE OWNER` `25 INVESTMENTS` 3 months ago
Hi,
I want to clarify few things before investing.
1) I see only two persons on the team. Where are the others. Are you outsourcing the development team?
2) The CTO is also CEO of another company as well. Both are very challenging role not sure how well its going to work.
3) How much you have raised so far since day one.

Dana Loberg - **Leo AR by MojiLala** 3 months ago
1) We have a fully remote team based in USA and Turkey.
2) CTO and I have worked together for 8+ years. We also have other top developers on the team we've worked together for over 3+ years so there's plenty of top technical leadership in Leo AR beyond what both founders contribute.
3) 2.5M raised to date

chad demoss `SE OWNER` `15 INVESTMENTS` 3 months ago
With the 100k revenue and 10% growth month over month growth how does that translate into 12 million valuation? What makes your company stand out over other AR companies?

Dana Loberg - **Leo AR by MojiLala** 3 months ago
Our ARR is 250k ARR and MoM growth is currently at 10%. Valuations are based on market value, demand and existing progress of the company (in comparison to months or years prior in a previous valuation). Based upon these 3 criteria, we're able to settle on an evaluation that is appropriate for the product given the current conditions, time and space that it's inhabiting. Hope that helps answer your question.

Mitesh Ruparelia 3 months ago
Hello,

It's a wonderful app and I am thinking of investing from India if allowed. However, I have a few questions.

Tiktok has been so popular and successful for it was completely free in India (to mass population) and its business model was to generate revenue through ads. Could you please help me understand the revenue model other than the subscription?

I tried to download the app and it got crashed in a couple of minutes. Wonder how come there are only over 500 installs while you mentioned that there is over 100k sustainable revenue and ratings are around 3.3.

How much is totally raised so far and what's a five-year projection plan?
Also, it would be good if you can tell more about your previous app exit and profit.
Thanks.

Dana Loberg - Leo AR by MojiLala 3 months ago
We are still a very small startup and most of our development goes into Apple/ios devices. In this next growth phase we plan to expand our Android development team and make sure the app is equally stable in Android as it is in Apple phones.
Leo AR is a freemium app. The majority of our revenue comes from the subscription. The 2nd revenue model would be branded content (think of a sponsored category within Leo AR for Mattel and barbie).
We've raised 2.5M to date plus additional commitments in a new round.
Previous company was in the movie/entertainment space: MovieLaLa. Built a lot of partnerships with Lionsgate, Disney, WB, Fox, etc for mobile. Sold it 4 years later. We can't speak about the profit but as a founding team member and responses from our investors, they were very happy with the outcome.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: Leo AR is one of the leading consumer-facing Augmented Reality App's today. Leo AR allows users to choose from a wide variety of realistic AR objects, place them into their surroundings and interact with the new world they've created. We allow users to go instantly from a field of unicorns to swimming with sharks and traveling to outer space all in just one app.

VO: We've launched the best and most recognizable brand for users globally. We've been featured by Apple as "App of the Day" five times in the USA and in over 200 countries globally. We've also been featured in the Samsung Galaxy Store and currently working on the upcoming expansion of 5G globally.

VO: We've had millions of videos created, and even more realistic 3D objects used within Leo AR. On average, users are placing 25 objects within Leo, with over 14M objects used in total.

VO: The reality is that most of us live pretty boring and mundane lives. Especially during the COVID pandemic. With Leo AR, we allow everyone to create a brand new world, taking their imagination to the next level, turning boring spaces into different worlds. There are no limits or boundaries to what you can create within Leo AR.

VO: My name is Dana Loberg, founder, and CEO of Leo AR. I'm a Yale graduate, currently living in Silicon Valley, and a 2nd-time entrepreneur having sold my first startup. I've worked together with my Chief Technology Officer, Sahin Boydas for over 8 years in the consumer mobile space. Together we've joined several exclusive accelerators for Leo AR including Stanford Start X, 500 Startups, betaworks, and Quake. We've also raised from strategic funds from top venture capitalists in the USA including Giphy, Great Oaks Ventures, Quake Ventures, betaworks Ventures, X Factor Ventures and several others

VO: So here we are, bringing this product to you, your family and friends so you can get the chance to invest in Leo AR and the future of creative communication. Join us, own your stake in Leo AR, and help us as we bring a new wave of communication to people around the world. You can now have a major impact on a new and exciting way to educate and engage users of all ages, globally. The next great communication platform is being built by us.

END

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